Exhibit 4.3

DESCRIPTION OF SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

The following description of the capital stock of Tempus AI, Inc. (the “Company,” “we” or “our”), and certain provisions of the Company’s articles of incorporation and amended and restated bylaws (the “bylaws”), are summaries. These summaries are qualified in their entirety by reference to Nevada law and the complete text of the articles of incorporation and restated bylaws, which are incorporated by reference as Exhibits 3.1 and 3.2, respectively, of the Company’s Quarterly Report on Form 10-Q to which this description is also an exhibit.

General

Under our articles of incorporation, our authorized capital stock consists of 1,025,500,000 shares, all with a par value of $0.0001 per share, of which:

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1,000,000,000 shares are designated Class A common stock;
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5,500,000 shares are designated Class B common stock; and
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20,000,000 shares are designated preferred stock.

Class A Common Stock and Class B Common Stock

Voting Rights

The Class A common stock is entitled to one vote per share on any matter that is submitted to a vote of our stockholders. Holders of our Class B common stock are entitled to 30 votes per share on any matter submitted to our stockholders. Holders of shares of Class B common stock and Class A common stock vote together as a single class on all matters (including the election of directors) submitted to a vote of stockholders, unless otherwise required by Nevada law or our articles of incorporation.

Under Nevada law, holders of our Class A common stock or Class B common stock would be entitled to vote as a separate class if a proposed amendment to our articles of incorporation would adversely alter or change any preference or any relative or other right given to such class. While our articles of incorporation provide that the holders of our Class A common stock do not have the right to vote as a separate class as to amendments to our articles of incorporation that would increase or decrease the aggregate number of authorized shares of Class A common stock, they are entitled to the other class protections provided under Nevada law. As a result, in these limited instances, the holders of a majority of the Class A common stock could defeat any amendment to our articles of incorporation. For example, if a proposed amendment of our articles of incorporation provided for the Class A common stock to rank junior to the Class B common stock with respect to (1) any dividend or other distribution, (2) the distribution of proceeds were we to be acquired or (3) any other right, Nevada law would require the vote of the Class A common stock. In this instance, the holders of a majority of Class A common stock could defeat that amendment to our articles of incorporation.

Our articles of incorporation do not provide for cumulative voting for the election of directors.

Economic Rights

Except as otherwise expressly provided in our articles of incorporation or otherwise required by applicable law, all shares of Class A common stock and Class B common stock have the same rights and privileges and rank equally, share ratably and be identical in all respects for all matters, including those described below.

Dividends and Distributions

Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of Class A common stock and Class B common stock are entitled to share equally, identically, and ratably, on a per share basis,

Exhibit 4.3

with respect to any dividend or distribution of cash or property paid or distributed by the company, unless different treatment of the shares of the affected class is approved by the affirmative vote of the holders of a majority of the outstanding shares of such affected class, voting separately as a class.

Liquidation Rights

On our liquidation, dissolution, or winding-up, the holders of Class A common stock and Class B common stock are entitled to share equally, identically, and ratably in all assets remaining after the payment of any liabilities, liquidation preferences, and accrued or declared but unpaid dividends, if any, with respect to any outstanding preferred stock, unless a different treatment is approved by the affirmative vote of the holders of a majority of the outstanding shares of such affected class, voting separately as a class.

Change of Control Transactions

The holders of Class A common stock and Class B common stock are treated equally and identically with respect to shares of Class A common stock or Class B common stock owned by them, unless different treatment of the shares of each class is approved by the affirmative vote of the holders of a majority of the outstanding shares of the class treated differently, voting separately as a class, on (a) the closing of the sale, transfer, or other disposition of all or substantially all of our assets, (b) the consummation of a merger, reorganization, consolidation, or share transfer which results in our voting securities outstanding immediately before the transaction (or the voting securities issued with respect to our voting securities outstanding immediately before the transaction) representing less than a majority of the combined voting power of the voting securities of the company or the surviving or acquiring entity or (c) the closing of the transfer (whether by merger, consolidation, or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons of securities of the company if, after closing, the transferee person or group would hold 50% or more of the outstanding voting power of the company (or the surviving or acquiring entity), in each case, in which cash or other property is, pursuant to the express terms of such transaction, to be distributed to the stockholders in respect of their shares of our capital stock. However, consideration to be paid or received by a holder of common stock in connection with any such assets sale, merger, reorganization, consolidation, or share transfer under any employment, consulting, severance, or other arrangement will be disregarded for the purposes of determining whether holders of common stock are treated equally and identically.

Subdivisions and Combinations

If we subdivide or combine in any manner outstanding shares of Class A common stock or Class B common stock, the outstanding shares of the other classes will be subdivided or combined in the same manner.

No Preemptive or Similar Rights

Our Class A common stock and Class B common stock are not entitled to preemptive rights, and are not subject to conversion, redemption or sinking fund provisions, except for the conversion provisions with respect to the Class B common stock described below.

Conversion

Each share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock. On any transfer of shares of Class B common stock, whether or not for value, each such transferred share will automatically convert into one share of Class A common stock, except for certain transfers detailed below and further described in our articles of incorporation.

Any holder’s shares of Class B common stock will convert automatically into Class A common stock, on a one-to-one basis, upon certain circumstances, including: (1) the sale or transfer of such shares of Class B common stock, other than to any person or entity which, directly or directly, is controlled by, or is under common control with, the holder of such shares of Class B common stock making such transfer; (2) the trading day that is no less than 90 days and no more than 150 days following June 17, 2044; (3) the date on which Mr. Lefkofsky is no longer providing services to us as an executive officer or member of our board of directors; and (4) the trading day that is no less than 90 days and no more than 150 days following the date that Mr. Lefkofsky and his controlled entities hold, in the

Exhibit 4.3

aggregate, fewer than 10,000,000 shares of our capital stock (as adjusted for stock splits, stock dividends, combinations, subdivisions and recapitalizations).

Any shares of the Class B common stock that have been converted or are otherwise acquired by us may not be reissued.

Preferred Stock

Under our articles of incorporation, our board of directors may, without further action by our stockholders (except as noted below), fix the rights, preferences, privileges, and restrictions of up to an aggregate of 20,000,000 shares of preferred stock in one or more series and authorize their issuance. Notwithstanding the foregoing, so long as any shares of Class B common stock remain outstanding, no shares of preferred stock with voting rights equal or superior to those of the Class B common stock may be issued without the approval of the holders of a majority of the outstanding shares of Class B common stock. These rights, preferences, and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of our Class A common stock or Class B common stock. Any issuance of our preferred stock could adversely affect the voting power of holders of our Class A common stock or Class B common stock, and the likelihood that such holders would receive dividend or other distribution payments and payments on liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring, or preventing a change of control or other corporate action. We have no present plan to issue any shares of preferred stock.

Registration Rights

Stockholder Registration Rights

We are party to an investor rights agreement that provides that certain holders of our convertible preferred stock, including certain holders of at least 5% of our capital stock and entities affiliated with certain of our directors, have certain registration rights, as set forth below. This investor rights agreement was entered into in April 2024. The registration of shares of our Class A common stock (including shares of Class A common stock issuable upon conversion of Class B common stock) by the exercise of registration rights described below would enable the holders to sell these shares without restriction under the Securities Act when the applicable registration statement is declared effective. We will pay the registration expenses, other than underwriting discounts and commissions, of the shares registered by the demand, piggyback, and Form S-3 registrations described below.

Generally, in an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares such holders may include. The demand, piggyback, and Form S-3 registration rights described below will expire five years after the date of our initial public offering (the “IPO Date”), or with respect to any particular stockholder, such time after the IPO Date that such stockholder (a) holds less than 1% of our outstanding common stock (including shares issuable on conversion of outstanding convertible preferred stock) and (b) can sell all of its shares under Rule 144 of the Securities Act (“Rule 144”) during any 90-day period.

Demand Registration Rights

The holders of the registerable securities are entitled to certain demand registration rights. At any time after December 13, 2024, the holders of a majority of these shares may, on not more than two occasions, request that we register all or a portion of their shares. Such request for registration must cover shares with an anticipated aggregate offering price, net of underwriting discounts and commissions, of at least $15.0 million.

Piggyback Registration Rights

In the event that we propose to, subject to limited exceptions, register any of our securities under the Securities Act, either for our own account or for the account of other security holders, the holders of these shares are entitled to certain piggyback registration rights allowing the holder to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to a demand registration or a registration statement on Forms S-4 or S-8, the holders of

Exhibit 4.3

these shares are entitled to notice of the registration and have the right to include their shares in the registration, subject to limitations that the underwriters may impose on the number of shares included in the offering.

Form S-3 Registration Rights

The holders of an aggregate of at least 20% of the then outstanding shares of Class A common stock and Class B common stock are entitled to certain Form S-3 registration rights. The holders of an aggregate of at least 20% of these shares can make a request that we register their shares on Form S-3 if we are qualified to file a registration statement on Form S-3 and if the reasonably anticipated aggregate gross proceeds of the shares offered would equal or exceed $1.0 million. We will not be required to effect more than two registrations on Form S-3 within any 12-month period.

Anti-Takeover Provisions

Articles of Incorporation and Bylaws

Because our stockholders do not have cumulative voting rights, stockholders holding a majority of the voting power of our shares of common stock are able to elect all of our directors. Our articles of incorporation and bylaws provide for stockholder actions at a duly called meeting of stockholders or, so long as any shares of Class B common stock remain outstanding, by written consent. A special meeting of stockholders may be called by a majority of our board of directors, the chair of our board of directors, our chief executive officer, or, so long as any shares of Class B common stock remain outstanding, by our secretary upon written consent of our stockholders entitled to cast at least a majority of the votes at such meeting. Our bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to our board of directors.

Our articles of incorporation further provide for a dual-class common stock structure, which provides Eric Lefkofsky, our Chief Executive Officer, Founder, and Chairman, who beneficially owns 100% of our outstanding Class B common stock, with control over all matters requiring stockholder approval, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or its assets. Additionally, so long as any shares of Class B common stock remain outstanding, a majority vote of the outstanding Class B common stock is required to (1) amend, alter, or repeal any provision of the articles of incorporation or bylaws in a manner that modifies the rights of the holders of the Class B common stock, (2) reclassify any outstanding shares of Class A common stock into shares having (a) dividend or liquidation rights that are senior to the Class B common stock or (b) the right to more than one vote per share, (3) issue any shares of preferred stock having voting rights equal or superior to those of the Class B common stock, and (4) issue any additional shares of Class B common stock or other securities convertible into Class B common stock (except for the issuance of Class B common stock issuable upon a dividend or other distribution under certain circumstances).

The foregoing provisions will make it more difficult for another party to obtain control of us by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated convertible preferred stock makes it possible for our board of directors to issue convertible preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.

These provisions, including the dual-class structure of our common stock, are intended to preserve our existing control structure, facilitate our continued product innovation and the risk-taking that it requires, permit us to continue to prioritize our long-term goals rather than short-term results, enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of us. These provisions are also designed to reduce our vulnerability to an unsolicited acquisition proposal and to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and may have the effect of deterring hostile takeovers or delaying changes in our control or management. As a consequence, these provisions may also inhibit fluctuations in the market price of our stock that could result from actual or rumored takeover attempts.

Exhibit 4.3

Nevada “Combinations with Interested Stockholders” Statutes

Nevada’s “combinations with interested stockholders” statutes (Nevada Revised Statutes 78.411 through 78.444, inclusive) prohibit specified types of business “combinations” between certain Nevada corporations and any person deemed to be an “interested stockholder” for two years after such person first becomes an “interested stockholder” unless the corporation’s board of directors approves, in advance, either the combination or the transaction by which such person becomes an “interested stockholder,” or unless the combination is approved by the board of directors and sixty percent of the corporation’s voting power not beneficially owned by the interested stockholder, its affiliates and associates. Further, in the absence of prior approval certain restrictions may apply even after such two-year period. However, these statutes do not apply to any combination of a corporation and an interested stockholder after the expiration of four years after the person first became an interested stockholder. For purposes of these statutes, an “interested stockholder” is any person who is (1) the beneficial owner, directly or indirectly, of ten percent or more of the voting power of the outstanding voting shares of the corporation, or (2) an affiliate or associate of the corporation and at any time within the two previous years was the beneficial owner, directly or indirectly, of ten percent or more of the voting power of the then outstanding shares of the corporation. The definition of the term “combination” is sufficiently broad to cover most significant transactions between a corporation and an “interested stockholder.” These statutes generally apply to Nevada corporations with 200 or more stockholders of record. However, a Nevada corporation may elect in its articles of incorporation not to be governed by these particular laws, but if such election is not made in the corporation’s original articles of incorporation or in an amendment effective prior to the company having 200 or more stockholders of record, then the amendment (1) must be approved by the affirmative vote of the holders of stock representing a majority of the outstanding voting power of the corporation not beneficially owned by interested stockholders or their affiliates and associates, and (2) is not effective until 18 months after the vote approving the amendment and does not apply to any combination with a person who first became an interested stockholder on or before the effective date of the amendment. We have not made an election to opt out of these statutes in our articles of incorporation, and so these statutes could apply to us in the event we have 200 or more stockholders of record.

Choice of Forum

Our articles of incorporation provide that the Eighth Judicial District Court of the State of Nevada be the exclusive forum for actions or proceedings brought under Nevada statutory or common law: (1) any derivative action or proceeding brought on our behalf; (2) any action or proceeding asserting a claim of breach of a fiduciary duty owed to us or our stockholders by any of our current or former directors, officers or other employees, or any of our stockholders; (3) any action or proceeding asserting a claim against us or any of our current or former directors, officers or other employees, or any of our stockholders, arising pursuant to any provision of the Nevada Revised Statutes, our articles of incorporation or bylaws, as each may be amended from time to time; (4) any action or proceeding to interpret, apply, enforce or determine the validity of our articles of incorporation or bylaws, including any right, obligation or remedy thereunder; (5) any internal action (as defined in NRS 78.046) and any action or proceeding as to which jurisdiction of the District Courts of the State of Nevada is conferred by Title 7 of the Nevada Revised Statutes; and (6) any action asserting a claim against us or any of our directors, officers or other employees, or any of our stockholders, governed by the internal affairs doctrine, in all cases to the fullest extent permitted by law and subject to the court’s having personal jurisdiction over the indispensable parties named as defendants. The provisions would not apply to suits brought to enforce a duty or liability created by the Exchange Act. Our articles of incorporation further provide that the federal district courts of the United States of America are the exclusive forum for resolving any complaint asserting a cause or causes of action arising under the Securities Act, including all causes of action asserted against any defendant to such complaint. For the avoidance of doubt, this provision is intended to benefit and may be enforced by us, our officers and directors, the underwriters to any offering giving rise to such complaint, and any other professional entity whose profession gives authority to a statement made by that person or entity and who has prepared or certified any part of the documents underlying the offering. Investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Exchange Listing

Our Class A common stock is currently listed on the Nasdaq Global Select Market under the symbol “TEM.”

Transfer Agent and Registrar

Exhibit 4.3

The transfer agent and registrar for our Class A common stock and Class B common stock is Equiniti Trust Company, LLC (formerly known as American Stock Transfer & Trust Company, LLC). The transfer agent’s address is 55 Challenger Road, Ridgefield Park, New Jersey 07660.